UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________________
FORM SD

SPECIALIZED DISCLOSURE REPORT
 _________________________________
BATH & BODY WORKS, INC.
(Exact name of registrant as specified in its charter)
 _________________________________

Delaware	1-8344	31-1029810
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Three Limited Parkway Columbus, Ohio 43230
(Address of principal executive offices) (Zip Code)

Chief Financial Officer
(614) 415-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

_______________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X__     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT
Conflict Minerals Disclosure
Bath & Body Works, Inc. ("we” or the "Company") is a global leader in personal care and home fragrance, driven by the belief that everybody deserves to feel good.
For over 35 years, the brand’s beloved and iconic scents have been expertly crafted for exceptional performance and a luxury fragrance experience. Formulated with thoughtfully chosen ingredients, Bath & Body Works’ body care products are available in multiple forms including fine fragrance mist, body cream, lotion, eau de parfum, body wash, hand soap, sanitizer and more, and home to our famous 3-wick candles. Consumers can shop Bath & Body Works anytime and anywhere they choose, from welcoming, in-store experiences at more than 1,900 company-operated stores in the United States of America (“U.S”) and Canada, 500-plus international locations, online at bathandbodyworks.com and on Amazon.
The Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), to implement reporting and disclosure requirements related to conflict minerals (as defined in the Rule) mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. After performing the steps required by the Rule, the Company has concluded in good faith that during the year ended December 31, 2025, it contracted to manufacture products which contained conflict minerals that were necessary to the functionality or production of such products.
Accordingly, the Company has filed this Form SD and the attached Conflict Minerals Report for the calendar year ended December 31, 2025. The Company’s Form SD and Conflict Minerals Report for the calendar year ended December 31, 2025 are available on the Company’s website at www.bbwinc.com. The information contained on the Company’s website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the SEC.
Item 1.02 EXHIBIT
The Company’s Conflict Minerals Report for the calendar year ended December 31, 2025 is filed herewith as Exhibit 1.01.
Section 3 - EXHIBITS
Item 3.01 EXHIBITS
Exhibit No.    Description
1.01        Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bath & Body Works, Inc.
(Registrant)

Date:	May 28, 2026	By:	/s/ EVA C. BORATTO
			Name:	Eva C. Boratto
			Title:	Chief Financial Officer